Mail Stop 6010

									July 25, 2005


Fredric P. Zotos
President and Chief Executive Officer
Pathogenics, Inc.
99 Derby Street - Suite 200
Hingham, MA  02043


Re:  	Pathogenics, Inc.
Amendment No. 1 to Form SB-2 Registration Statement
	File No. 333-123431


Dear Mr. Zotos:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments applicable to the entire filing

1. Your response to comment 1 indicates that you revised the document in response to the comment. However, all of the problems we identified in your original filing continue to appear in this amendment. When you file your next pre-effective amendment to this registration statement, please comply with the plain English requirements of Rule 421 of Regulation C as we previously requested.
Among the matters you need to address are the improper use of capitalization, excessive use of parenthetical phrases, the inclusion of defined terms, improper use of acronyms, excessively long sentences, legalistic and overly complex explanations, highly technical business terminology and the inclusion of complex information copied directly from legal documents. Please revise your entire document accordingly.

2. We note that you added a glossary to this amendment. Please refer to Rule 421(b)(3) of Regulation C which specifies that you should not include a glossary unless the meaning of terms is unclear from the context and only if it facilitates understanding of the disclosure.
We do not think your glossary does that. We also continue to believe that you need to eliminate the technical jargon in the forefront of the prospectus and minimize it in the body of the prospectus. The meaning of each technical term that remains in the document should be clear from the context. If you need to explain what it means, do so the first time the term appears. If you retain the glossary, please relocate it so that it appears at the end of your document.

Prospectus Cover Page

3. We note your response to comment 2 in our previous letter indicating that you revised the cover page as we requested.
However,
the cover page still contains information that is not specified in
Item 501(a) of Regulation S-B. Please revise as we previously requested.

4. Please refer to the third paragraph on the cover page. While most of the information in it does not belong on the cover page, we have particularly noted the language regarding responsibility for misstatements. It is inappropriate to suggest that you are not responsible for any misstatements contained in this document. Please delete the statement from the document.

Prospectus Summary - page 5

5. We are unable to locate the information you say you included in response to comment 6. In addition, we requested that you provide us with specific information that has not been provided. Please provide the information we previously requested. You need to provide us with the supporting documentation for all factual and statistical claims you make in this document, including, but not limited to, the claims on page 35. You should mark those supporting documents to show the location of each fact or statistic you are relying on for the claims made in the prospectus. Including citations in the prospectus is not an appropriate response to this comment and we suggest that you delete the citations since readers will not have access to the cited documents.

6. Please refer to your response to comment 7. We do not agree with your analysis. The general nature and status of the studies you are conducting are material to investors and should be briefly described here. Please revise as we previously requested.

7. We note that in your response to comment 7 you highlight the word
"confidentially." This suggests that you believe you have requested some sort of confidential treatment for your response. Please note that requests for confidential treatment of information contained in correspondence are governed by Rule 83. Since your response did not comply with the rule, the information in the response is not confidential. However, as noted above, confidential treatment would not have been available for information required to be disclosed to investors.

8. Your response to comment 7 includes references to "Phase 2b pilot
study" and "Phase 2a pilot study."  These references to phases do not
appear to be related to the Phase I, Phase II and Phase III
characterizations used by the FDA.   Accordingly, we think it is
inappropriate and confusing to use this language in your prospectus, and the revised disclosure in the summary should not include it.

9. In the last paragraph on page 5 you say that neither of your proposed product candidates has received marketing approval from the
FDA. In fact, you have not completed pre-clinical development of either product and have not yet applied for an IND to conduct clinical trials. Please revise the disclosure to more accurately summarize the developmental status of your proposed products.

10. Please explain what the term "clinical proof of concept" means in the first sentence of this paragraph.

11. In the second sentence you say that your strategy is to license your products out for "further clinical development, registration, sales and marketing" to more established pharmaceutical companies. Please explain what activities are included in "further clinical development" and "registration."

12. Please delete the word "substantially" from the fourth
sentence
of the same paragraph.   You have only identified two potential
products.

13. Please quantify, to the extent practicable, the amount of funds you will need to continue your research and commercialize your products. Investors need to have a general idea of the amount of funds you will need to accomplish this. In this regard, we note that you say, in the second sentence, that you intend to license your products out, so it is unclear what you mean when you refer to "continuing development" and "commercialization" of your products. Please be more specific about the activities included in each of these areas.

14. Please relocate the third full paragraph on page 7 so that it appears immediately following the last paragraph on page 5. You should also provide a descriptive subheading for the information included in the paragraph.

15. We note your response to comment 10. Please revise the prospectus to include the information we previously requested. In addition, the disclosure should be quantified to the extent practicable. Include the amounts that have been spent on the research to date by each party, and each party`s obligations to fund current and future research. In addition, clarify whether any of the research conducted to date will be available to you to include in an
IND application to the FDA. We may have further comments after reviewing your response.

16. We have considered your response to comment 11, but we are unable to locate the information you say you added. Please revise the first paragraph of page 6 to describe the consulting services provided by
Mr. Mackey, and when the shares were issued, as we previously requested, or tell us where the information is located.

17. Please quantify the amount of the penalty that you face as a result of the fact that the registration statement was not effective prior to the date specified in your agreement and where you will obtain the funds to pay it.

18. Please tell us why you are registering an amount of shares equal to 50% of the number of shares into which the preferred stock is convertible to cover dividends. You should also revise the disclosure to include the dividend rate and terms.

19. Please disclose the purposes to which you have put the funds received from the private placement, and the amount used for each purpose. Please provide the factual basis for your statement, in the third paragraph on page 7, that you have sufficient funds to continue your operations until the fourth quarter of 2005. We assume this means that you expect your funds to last through the third quarter, and we note that you are already half way through the third quarter.
Please expand the disclosure to explain how you will finance your operations after the completion of the third quarter.

Risk Factors - page 7

We may not be able to meet our current and future liabilities and remain in operation until we receive the money from the receipt of money [sic] in connection with subsequent tranches. - page 9

20. Please disclose why you owe the purchasers of the convertible preferred stock $95,000. Is this the amount of the penalty?

21. We are unable to locate the information you say you added in response to comment 21. Please include it as we previously requested or tell us where it is located. Please note that you need to address each issue we raised in the comment.

22. We note your response to comment 23. Your response does not address the issues raised in our comment and we hereby reissue it.

We will be forced to pay penalties in connection with the registration of the convertible preferred stock, which will cause dilution to our existing shareholders - page 10

23. We are unable to locate the revision you made in response to comment 25. Please quantify the amount of penalties you currently owe and the number of shares you will need to issue to cover the penalty.

Our independent public accounting firm has expressed substantial doubt as to whether our company can continue as a going concern - page 10

24. We are unable to locate the revisions you made in response to comment 26 in our previous letter. Please revise the risk factor as we previously requested.

N-chlorotaurine...may not be effective as an anti-infective, may cause side effects... - page 14

25. Please delete the reference to "Phase II pilot studies."
This
language is inappropriate and confusing since you have not filed an
IND with the FDA and therefore cannot conduct Phase I, Phase II or Phase III clinical trials. In addition, we are not aware that the FDA uses the term "Phase II pilot study." Please revise the disclosure here and in the remainder of the prospectus accordingly.

Use of Proceeds - page 16

26. Please expand the disclosure to disclose the amount of the proceeds to be paid to Mr. Mackey pursuant to his consulting
agreement.   Please also disclose, as we previously requested,
whether additional funds will be necessary to carry out these activities, and if so, an estimate of the amount and the anticipated source of funds you will use for them.

27. Please tell us whether the $20,000 loan from Messrs. Mackey and
Sklar, discussed on page 31, is to be repaid from the proceeds of the offering. If so, provide the information specified in Instructions 1 and 2 to Item 504 of Regulation S-B.

28. It appears from the disclosure on page 31 that you intend to use proceeds from the private placement to pay Jodi Nelson the consulting fees discussed on that page. Please revise the table to include these amounts.

29. Please revise the disclosure to clarify the amount of the proceeds you have already received and expended and the purposes to which those funds have been put.

License Agreement for Patent Rights in connection with N-chlorotaurine - page 29

30. Please indicate whether Messrs. Zotos and Ferrari have a continuing relationship with Atlantic Ventures, Inc. Also, tell us who the owners of Atlantic Ventures, Inc are. We may have additional comments.

31. We have noted your response to comment 30 but we are unable to locate the information you say you added. As we previously requested, provide a chronology of the development of the rights under the license since October of 2001. That is, describe the development activities that have been undertaken, when they occurred and by whom.

Business - page 32

32. It is not clear why you have included the list of journal articles that begins at the top of page 33. Please provide us with a copy of each article. In addition, please explain what information you are trying to convey to investors and why it is material to an investment decision in your company. We may have additional comments after reviewing your response.

33. We note your response to comment 41, but we are unable to locate the revisions you say you made. If you are referring to the next to last paragraph on page 33, it not only does not address the issues we raised; it consists almost entirely of technical jargon that will be meaningless to most readers and it is not clear what information you hope an investor will gain from it. Please revise the disclosure accordingly.

34. Please refer to the first full paragraph on page 34.   You say
that the inventors/licensors will be conducting further pre-clinical and clinical trials on your behalf, and that the trials will be supported by you, the Austrian Science Fund and the Jubilee Research
Fund of the Austrian National Bank. You need to discuss the material terms of your agreements with each of the above entities, including the financial obligations of each party, and file the agreements as exhibits to the registration statement.

35. Please explain what you mean when you say that these studies will
"contribute to optimize the topical application of NCT in human medicine."

36. Please refer to the last paragraph on page 34. There you say that the IND support studies are "scheduled for completion 24 months from the start of the project." It does not appear appropriate to say that a project is "scheduled for completion" in a specific period of time when it has not yet begun. If you are trying to say that you anticipate that, once they begin, it will take approximately 24 months to complete the IND support studies, say so. Also, disclose when you intend to begin these studies and where you will obtain the funds to conduct them.

37. Please revise the disclosure to explain what "Good Clinical
Practice" guidelines are, who issues them, and what their significance is. You need to clearly indicate that these are not standards promulgated by the FDA and, if true, will not be accepted by the FDA in support of an IND application.

38. It is unclear exactly which country or countries you are hoping to obtain regulatory approval from. It appears that you may be seeking approval from Austrian regulatory authorities. If so, you need to describe the process for doing so. If you intend to obtain approval in the U.S., then you need to describe the procedure for obtaining FDA approval from the development point you are currently at to marketing approval and afterwards.

Research and Development on NCT - page 36

39. Please tell us why you have not included the identity of the publication(s) in which these studies were published. Also, please provide us with a copy of each article. Please disclose in the document whether the respective researchers have given you permission to use their research in support of your IND, whether you funded this research, and whether the research discussed in these articles is of a type that the FDA will accept in support of an IND. Also, discuss the material terms of your arrangements with the researchers. We may have further comments.

Chloroquine Diphosphate - page 36

40. In the first paragraph under this heading you indicate that you are "developing" novel derivatives and formulations of this compound.
Please revise the statement to more accurately reflect its status. That is, say that you "hope" to develop these products in the future as you are not currently involved in any developmental activities with regards to this compound.

Competition - page 39

41. Please disclose and discuss the existing products your proposed products will compete against. Also disclose the developmental status of other drugs in development to treat the same indications.
Identify your competitors and explain how you will compete with them.

Patents, Trademarks and Licenses - page 39

42. As we previously requested in comment 33, please explain, in plain English, what the terms "rhinosinusitis, otitis externa, and crural ulcerations" refer to.

43. Please explain what the term "Patent Cooperation Treaty" refers to.

Need for Government Approval - page 40

44. In this section you refer to "Phase 1," "Phase 2" and "Phase
3"
studies. Please revise the use the proper nomenclature, which is "Phase I," "Phase II" and "Phase III."

45. Please provide a significantly more detailed discussion of the FDA approval process.

Management`s Discussion and Analysis of Financial Condition and
Results of ..., page 41

46. Please provide the disclosures required by Item 303(a) of Regulation S-B or tell us where you have provided them. In addition, on page 43, we noted a heading titled "For The Three Months Ended March 31, 2005 Compared To The Three Months Ended March 31, 2004," but the discussion does not appear to relate to those periods. So long as you continue to provide this disclosure, please provide a discussion that relates to these periods.

Controls and Procedures, page 48

47. While we noted the revisions made in response to prior comment 53, they did not appear to address the comment and we are reissuing the comment.  Please revise your disclosures to clearly state whether
your disclosure controls and procedures, as defined by Exchange
Act
Rule 13a-15(e), were effective, as that definition would appear to also encompass "controls and other procedures ... designed to ensure the information required to be disclosed ... is recorded,
processed,
summarized and reported, within the time limits ...."  In so doing,
please note that your reference to Exchange Act Rule 13a-14 does not appear to be correct. Otherwise, please tell us how your disclosures comply with Item 307 of Regulation S-B.

Unaudited Interim Financial Statements of Pathogenics, Inc., page
53

Notes To Financial Statements, page 57

Note 2 - Preferred Stock, page 58

48. Arbitrarily determining the fair value of your common stock because your stock is not publicly traded, as was noted in your response to prior comment four, does not appear to be appropriate. As such, please estimate the value of your common stock during the periods presented, including on the date you issued your convertible preferred stock, and provide us with an analysis supporting your estimates. Based on those estimates, please explain to us whether the convertible preferred stock included a beneficial conversion feature that should have been recognized, pursuant to EITF 98-5 and
00-27. If so, please tell us how you have recognized this in your financial statements or revise them to recognize and disclose it.

49. In response to prior comment 55, it appears that you have now classified the preferred stock as a liability, as opposed to temporary equity. Please provide us an analysis on the applicability of SFAS 150 and EITF D-98 to your preferred stock and how you have complied with the applicable guidance. If, in preparing your analysis, you determine that your financial statements should be revised or your disclosures about the redemption provisions could be clarified, please do so. In addition, please provide the disclosures about the liquidation preference of the stock that are required by paragraphs 6 and 7 of SFAS 129.

Audited Annual Financial Statements of Pathogenics, Inc., page 66

Report of Independent Registered Public Accounting Firm, page 66

50. While we noted the revisions made in response to prior comment 60, they did not appear to address the comment and we are reissuing the comment. On page 46, we noted that your "independent accounting firm raised substantial doubt about Pathogenic`s ability to continue as a going concern." As such, please include a report, revised by them, that clearly states this belief. Otherwise, please justify to us how the last paragraph of the report complies with the standards of the Public Company Accounting Oversight Board (United States), including AU Section 341.


Plan of Distribution and Selling Stockholders - page 80

51. We noted your response to comment 65 and we hereby reissue it. Please provide the information we previously requested.

52. We note your response to comment 67. However, we are unable to locate any reference to beneficial owners in the footnotes to the table. As we previously requested, please disclose, in the footnotes to the table, the name and address of the natural person who is the beneficial owner of the securities being sold by each entity listed in the table. The beneficial owner is the natural person having investment and voting power over the securities.




*	*	*	*	*



 	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

      You may contact James Peklenk at 202-551-3661 or Oscar Young at
202-551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director


Cc:	David M. Loev, Esq.
	2777 Allen Parkway - Suite 1000
	Houston, TX  77019
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Fredric P. Zotos
Pathogenics, Inc.
July 25, 2005
Page 11